    As filed with the Securities and Exchange Commission on October 16, 2001


                                            Registration Statement No. 333-71340
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ______________

                                    FORM S-3/A

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 ______________

                          @TRACK COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)


          DELAWARE                                            51-0352879
(State or Other Jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                             Identification No.)

                           1155 KAS DRIVE, SUITE 100
                            RICHARDSON, TEXAS  75081
                                 (972) 301-2000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                                 ______________

                               J. RAYMOND BILBAO
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          @TRACK COMMUNICATIONS, INC.
                           1155 KAS DRIVE, SUITE 100
                            RICHARDSON, TEXAS  75081
                                 (972) 301-2000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                 ______________

                                   Copies to:
                                STEPHEN L. SAPP
                           LOCKE LIDDELL & SAPP LLP
                         2200 ROSS AVENUE, SUITE 2200
                           DALLAS, TEXAS  75201-6776
                                (214) 740-8000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment specifically stating that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                        NOTE TO AMENDMENT TO FORM S-3


     This Amendment to Form S-3 is being filed solely to include the delaying amendment in accordance with Rule 473.

PROSPECTUS
                               15,293,745 SHARES

                          @Track Communications, Inc.

                                  Common Stock
                          (Par Value $0.01 Per Share)
                        _______________________________

     The selling stockholders listed under the heading "Selling Stockholders" in this prospectus may from time-to-time offer and sell up to 15,293,745 shares of our common stock, par value $0.01 per share. On June 21, 2001, pursuant to a stock purchase and exchange agreement dated February 14, 2001, Minorplanet Systems, PLC, a United Kingdom company, one of the selling stockholders, acquired 30,000,000 shares (62.4% of the then-outstanding common stock) of @Track in exchange for $10,000,000 in cash and all the outstanding shares of Minorplanet Limited, one of its subsidiaries. Also on that date, @Track closed an exchange offer with the holders of its 13 3/4% Senior Notes, due 2005. The selling stockholders other than Minorplanet exchanged their outstanding senior notes for shares of @Track common stock in this exchange offer at an exchange rate of 158.97 shares per $1,000 in principal amount of senior notes surrendered, and a total of 12,593,745 shares were issued under this exchange offer.

     The selling stockholders may offer the shares of common stock from time-to-time at market prices prevailing at the time of the sales or at negotiated prices. The shares of our common stock offered under this prospectus may be sold by the selling stockholders, their pledgees, donees, transferees and successors-in-interest, directly or through agents, underwriters or broker/dealers as designated from time to time, through public or private transactions, on or off the Nasdaq SmallCap Market or through a combination of methods. To the extent required, the specific number of shares to be sold, the terms of the offering, including price, the names of any agent, broker/dealer or underwriter, and any applicable commission, discount or other compensation with respect to a particular sale will be set forth in an accompanying prospectus supplement. We will not receive any proceeds from sales of shares by the selling stockholders.

     The common stock is listed on the Nasdaq SmallCap Market under the trading symbol "ATRK." On October 4, 2001, the last reported sale price of our common stock was $1.15 per share.

     You should read this entire prospectus, including the documents incorporated by reference, carefully before you invest.

     AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ---------------------

                The date of this prospectus is October 10, 2001.

                               TABLE OF CONTENTS
                                                                Page
                                                                ----

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION...   1

RISK FACTORS...................................................   2

@TRACK COMMUNICATIONS, INC.....................................   8

DIVIDEND POLICY................................................  10

USE OF PROCEEDS................................................  10

SELLING STOCKHOLDERS...........................................  11

DESCRIPTION OF CAPITAL STOCK...................................  12

PLAN OF DISTRIBUTION...........................................  15

SEC POSITION ON INDEMNIFICATION................................  16

RECENT DEVELOPMENTS............................................  16

WHERE YOU CAN FIND MORE INFORMATION............................  17

INCORPORATION OF INFORMATION WE FILE WITH THE COMMISSION.......  17

LEGAL MATTERS..................................................  18

EXPERTS........................................................  18

                             CAUTIONARY STATEMENTS
                     CONCERNING FORWARD-LOOKING INFORMATION

     This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, beliefs, estimates and projections, as well as assumptions made by, and information currently available to, us. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements can generally be identified as such because the context of the statement may include words such as "expect," "believe," "anticipate" or words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. These statements are not guarantees of future performance, events or results and generally involve known and unknown risks, uncertainties and other facts that may cause our actual results, performance or achievements to be materially different from such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Potential risks and uncertainties include, among others, the following:

     . our ability to achieve and maintain substantial growth and increased stockholder value;

     . our ability to successfully commercially exploit Minorplanet's vehicle management information technology in North America;

     . our ability to successfully commercially build on Minorplanet's relationship with GE Fleet Capital Services;

     . our ability to negotiate competitive GSM service rates with GSM carriers for vehicle management information product offerings (GSM is a type of wireless communication digital infrastructure commonly used worldwide and now starting to be used in the United States);

     . our ability to successfully commercially exploit Minorplanet's sales and marketing expertise to increase vehicle management information product offering sales;

     . acceptance of our product offerings;

     . market conditions;

     . general economic and business conditions;

     . business abilities and judgment of management and personnel; and

     . changes in business strategy.

     Factors that could cause our actual results to differ from our current expectations, beliefs, estimates and projections are more fully discussed elsewhere in this prospectus, including under "Risk Factors" beginning on page 2, and in the documents incorporated herein by reference.

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all the other information contained and incorporated by reference in this prospectus before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We have operated at a significant loss in recent periods and such losses may continue.

     We have incurred significant operating losses since our inception, and such losses may continue for the near future. We may not ever achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profits on a quarterly or annual basis.

If we are unable to increase our sales as we project, we may require additional financing in order to sustain our business operations in the future.

     Our recent recapitalization transaction resulted in net cash proceeds of $5.9 million after payment of the accrued interest on our senior notes, expenses and income taxes associated with the recapitalization transaction. However, we have incurred significant operating losses since inception and have limited financial resources to support ourselves until such time that we are able to generate positive cash flow from operations. We believe acquisition of the vehicle management information technology license rights in the U.S., Canada and Mexico will enhance future results of operations and reduce the need for capital resources to develop similar tracking technology. The critical success factors in our plan to achieve positive cash flow from operations are as follows:

     . achieve significant market acceptance of the vehicle management information product line;

     . complete existing orders and secure additional orders under the service vehicle contract with the member companies of SBC Communications, Inc.; and

     . retain the majority of our existing customer base.

     Our future cash flow from operations and operating requirements may vary depending on a number of factors, including acceptance in the marketplace of the our products, the level of competition, general economic conditions, and other factors beyond our control. There can be no assurance that we will be able to meet our sales projections. If we fail to meet our sales projections, we may require additional financing to continue to execute our business plan and sustain our business operations. There can be no assurance that we will be able to obtain such financing on favorable terms or at all.

We face significant competition in the automatic vehicle location marketplace.

     Our vehicle management information product faces significant competition from several other suppliers of similar products, some of which may have greater financial and technological resources. We can provide no assurance that our products will compete successfully with the products of our competitors or that we will adapt to changes in the business, regulatory or technological environment as successfully as our competitors.

We may not be able to adequately protect our patents and other proprietary technology, and our intellectual property rights may be challenged by others.

     Our products and services are highly dependent upon our technology and the scope and limitations of our proprietary intellectual property rights. In order to protect our technology, we rely on a combination of patents, copyrights and trade secret laws, as well as certain customer licensing agreements, employee and third-party confidentiality and non-disclosure agreements and other similar arrangements. If our assertion of proprietary intellectual property rights is held to be invalid, or if another party's use of our technology were to occur to any substantial degree, our business, financial condition and results of operations could be materially adversely affected.

     Several of our competitors have obtained and can be expected to obtain patents that cover products or services directly or indirectly related to those we offer. We attempt to be aware of patents containing claims that may pose a risk of infringement by our products or services. In addition, patent applications in the United States are confidential until a patent is issued and, accordingly, we cannot evaluate the extent to which our products or services may infringe on future patent rights being sought by others. In general, if it were determined that any of our products, services or planned enhancements infringed valid patent rights held by others, we would be required to obtain licenses to develop and market such products, services or enhancements from the holders of the patents, to redesign such products or services to avoid infringement, or to cease marketing such products or services or developing such enhancements. In such event, we also might be required to pay past royalties or other damages. We can provide no assurance that, should it become necessary, we would be able to obtain licenses on commercially reasonable terms, or that we would be able to design or redesign our products to incorporate alternative technologies, without a material adverse effect on our business, financial condition and results of operations.

We may be unable to adapt to shifts in technology in the wireless communications industry.

     Technology in the wireless communications industry is in a rapid and continuing state of change as new technologies and enhancements to existing technologies continue to be introduced. Our future success will depend upon our ability to develop and market products and services that meet changing customer needs and that anticipate or respond to technological changes on a timely and cost-effective basis. We can offer no assurance that we will be able to keep pace with technological developments. Our failure to develop and market products and services that meet changing customer needs and that anticipate or respond to technological changes on a timely and cost-effective basis could result in a material adverse effect on our business, financial condition and results of operations.

We may have difficulty in obtaining necessary financing in the future.

     As noted earlier, we are operating at a loss, and may require additional cash infusions to execute our business plan. The current financial markets are uncertain and it may be difficult for us to obtain additional financing. In addition, on February 14, 2001, Standard & Poor's downgraded the rating on our outstanding corporate senior notes from C+++ to D. We believe that this downgrading, combined with the current capital markets environment, may prevent us from obtaining financing in the future, particularly with respect to the issuance of debt securities or obtaining credit from a financial institution, bank or other senior lender. Our inability to obtain necessary financing may have a material adverse effect on our business, financial condition and results of operations as we may not be able to successfully execute our business plan.

Our sales are derived primarily from a few customers, the loss of one or more of which could significantly reduce our sales and revenue.

     The member companies of SBC Communications, Inc., Wal-Mart Stores East, Inc. and its affiliated companies, and Contract Freighters, Inc. collectively accounted for approximately 67% of our installed base of mobile units as of August 31, 2001. Our ability to generate positive cash flow from operations is dependent upon the continued retention of our key customers. The loss of any of our key customers, or any event, occurrence or development that adversely affects our relationship with any of these customers, could have a material adverse effect upon our business, financial condition and results of operations.

We may be unable to take advantage of the potential benefits of our relationship with Minorplanet.

     The success of our business strategy depends upon our successfully achieving infrastructure, product and development synergies derived from our application of the vehicle management information technology and from the mutual leveraging by Minorplanet and us of our respective core competencies. We can provide no assurance that our new vehicle management information products will gain market acceptance. We can also provide no assurance that we can effectively utilize the prior experience of Minorplanet in marketing to small and medium-sized companies that manage service vehicle fleets, nor can we ensure that we will successfully leverage the development experience and resources of Minorplanet. Finally, we can provide no assurance that any access to GE Fleet Capital Services obtained through our relationship with Minorplanet will produce any contractual or other relationship with GE Fleet Capital Services or their customers in a manner beneficial to us. The factors that may affect our ability to successfully take advantage of our potential synergies with Minorplanet include:

     . the ability of our management to leverage the design and development competencies of Minorplanet to ensure that the vehicle management information technology has the features and functionality to allow it to compete successfully in our targeted markets;

     . the ability of our management to successfully deploy products based on the vehicle management information technology that deliver the functions and benefits sought by our customers; and

     . the ability of our management to combine their experiences with the management of Minorplanet and design a strategy for successfully penetrating the U.S. small and medium-sized service fleet market.

     If we are unable to take advantage of the potential benefits derived from our relationship with Minorplanet, our business, financial condition and results of operations could be materially adversely affected.

A small number of our stockholders own a substantial amount of our shares of common stock, and if such stockholders were to sell those shares in the public market within a short period of time, the price of our common stock on the Nasdaq SmallCap Market could drop significantly.

     Minorplanet currently holds 30,000,000 shares of our common stock (approximately 62.4% of our outstanding shares on a fully diluted basis), 2,700,000 shares of which are eligible for resale under this prospectus, and the selling stockholders other than Minorplanet collectively hold 12,670,497 shares of our common stock (approximately 26.4% of our outstanding shares on a fully diluted basis), of which 12,593,745 shares are eligible for resale under this prospectus upon the expiration of certain lock-up restrictions discussed on page 13 of this prospectus. On December 18, 2001, 3,167,624 of these shares will be released from such restrictions. On March 18, 2002, an additional 3,167,624 shares will be released, and on June 16, 2002, the balance of these shares will be released. In addition, other stockholders also own substantial amounts of shares of our common stock. Sales of a large number of shares of our common stock or even the availability of a substantial number of shares for sale could have the effect of reducing the price per share of our common stock on the Nasdaq SmallCap Market, especially given that our common stock is thinly traded on that market.

We are controlled by a majority stockholder who has the voting power to control most of the major decisions of our stockholders and to elect all of our directors.

     Minorplanet is our majority stockholder, and, pursuant to the stock purchase and exchange agreement, has the right to designate that number of our directors such that the number of directors designated by it would be equal to the percentage of votes it would be entitled to cast in an election of directors, and can effectively control the outcome of any other matters submitted to a vote of our stockholders, including mergers and other extraordinary corporate transactions, as well as the election of all of the directors. Minorplanet may decide to increase or decrease its investment in our securities depending on the price and availability of our common stock, our business and prospects, other business opportunities available to Minorplanet, subsequent business or economic developments, general market conditions, tax considerations or other factors.

Our costs to maintain the compatibility of our network will be significantly increased if U.S. cellular networks continue to shift from analog cellular networks to digital cellular networks.

     Our current products rely on continued technical compatibility among our cellular service providers. If cellular carriers discontinue service to analog telephones, we would have to dedicate financial resources and engineering staff to the integration of a digital cellular telephone transceiver into certain of our products. If substantial changes to the methods of interconnection utilized by cellular carriers occur, such as a discontinuance of the existing out-of-area call clearing system or a decision by cellular carriers to eliminate analog service and employ several diverse digital technologies, we would have to undertake costly system redesign and could encounter difficulty providing nationwide coverage to our customers. If we incur expenses to upgrade or alter the compatibility of our cellular infrastructure, such expenses may have a material adverse effect on our business, financial condition and results of operations.

GSM technology may not become widespread in the U.S., which could adversely affect our vehicle management information product offering.

     Our offering of vehicle information management products uses GSM technology and could be adversely affected if GSM technology does not achieve widespread acceptance in the U.S. GSM is the type of digital wireless communication infrastructure in place in Europe and starting to be used in the U.S. We can provide no assurance that any digital communication providers in the U.S. will offer this technology.

Our near term financial performance is dependent on anticipated sales to SBC and its affiliates in 2001, and the failure of certain affiliates of SBC Communications, Inc. to place anticipated purchase orders could materially reduce our anticipated revenues.

     The member companies of SBC Communications, Inc. entered into an agreement for the purchase of our products and the accompanying support and network management services with a minimum three year term expiring on December 31, 2001. SBC has purchased and installed approximately 37,000 mobile units pursuant to the agreement as of August 31, 2001, and has announced its intention to place orders for approximately 6,000 additional units to complete implementation of our contract. SBC has not yet placed purchase orders for all these additional units. The failure of SBC to place those orders could cause revenues to be significantly less than we had anticipated and could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a sole provider of software maintenance and support for our network service center and our business and financial condition could be materially adversely affected if that provider is unable or unwilling to provide these maintenance and support services to us.

     We operate the network services center, which was previously operated by Tekelec, a third party provider. We have limited experience maintaining and supporting our own network services center and its software and hardware systems. We rely primarily on the services provided by Tekelec pursuant to a maintenance and support agreement expiring in December 2003. If we are unable to renew the software maintenance and support agreement with Tekelec, and any significant performance or other operational problems subsequently occur with our network services center, our inability to remedy these performance or operational problems could result in a material adverse effect on our business, financial condition and results of operations.

If we are unable to renew or replace our existing cellular service agreements at current rates as they expire, our cost of services could increase.

     A substantial number of our contracts with our cellular carriers automatically renew on an annual basis, subject to notice of termination in the thirty days prior to such annual renewal. In order to continue to provide mobile communications services to our customers, we must continually renew our agreements with individual cellular carriers. If we are unable to renew or replace these contracts with cellular carriers at rates similar to the current rates, the resulting higher costs of cellular transmission time could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a sole provider of alarm-monitoring services to SBC and if we are unable to procure these services from this provider, our costs for obtaining this service could increase, or we may be forced to expend funds to develop this service ourselves.

     We are reliant on Criticom International Corporation as our sole provider for alarm-monitoring services to the member companies of SBC Communications, Inc. as required by our contract with SBC. If Criticom should fail to renew our service contract and if we were unable to obtain replacement services at similar rates, we could be required to either develop our own alarm monitoring center and obtain the licenses required for its operation, or execute an agreement with another alarm-monitoring services provider, which agreement may not be available on commercially acceptable terms. An increase in the cost of obtaining alarm monitoring services could have a material adverse effect on our business, financial condition and results of operations.

As we heavily rely on TSI to provide essential clearinghouse services, our inability to renew our agreements with TSI could force us to make costly design changes to our network.

     TSI provides clearinghouse functions to the cellular industry, creating the data link between a foreign network and a traveling vehicle's home cellular service area, performing credit checking functions and facilitating roamer incoming call delivery functions. Our contract with TSI covers certain functions that are critical to our ability to instantly deliver calls nationwide. It covers an initial term of three years that began on May 3, 1999. We are guaranteed the right to renew the contract for up to 10 one-year periods beyond the initial term, at a reasonable rate to be determined by TSI. However, TSI retains the right to increase the rates at time of renewal.

     If we are unable to renew our agreements with TSI upon reasonable commercial rates, our service margins may be substantially reduced by higher wholesale rates paid for the TSI services. Also, if the new rates charged by TSI are not commercially reasonable, we may be required to make substantial and costly design changes to our network in order to ensure continued availability of our services. Because of the unique position of TSI as the industry-wide clearinghouse and the difficulty associated with their replacement, there can be no assurance that full functionality of our system could be maintained if such a redesign were necessary.

As we also rely on Southwestern Bell Mobile Systems, Inc. for other cellular clearinghouse services, our inability to renew our agreement with SBMS could significantly increase our cost of obtaining this necessary service.

     On March 30, 1999, we executed an Administrative Carrier Agreement with SBMS whereby SBMS provides clearinghouse services to us, including the direct payment of our cellular service providers for cellular airtime through the cellular clearinghouse process. This agreement provides for an initial term of three years that automatically renews for five additional consecutive one-year terms. While we have no reason to believe that SBMS will not renew the Agreement, it is possible that SBMS will attempt to renegotiate higher rates for the services which it provides at the time of renewal. If we are unable to negotiate commercially reasonable rate increases, our service margins could be reduced substantially. If we are unable to renew because we cannot reach agreement on commercially reasonable rate increases, the failure to renew this contract and continue existing arrangements for payment to our cellular service providers could require us to post security deposits or provide other financial assurances, which could have a material adverse effect on our business, financial condition or results of operations.

Any natural disaster, terrorist attack or other occurrence that renders our network service center inoperable could significantly hinder the delivery of our services to our customers because we lack an effective remote back-up communications system.

     We do not currently have a remote back-up communications system that would enable us to continue to provide mobile communications services to our customers in the event of a natural disaster, terrorist attack or other occurrence that rendered our network services center inoperable. Accordingly, our business is subject to the risk that such a disaster, attack or other occurrence could hinder or prevent us from providing services to some or all of our customers. The delay in the delivery of our services could cause some of our customers to discontinue business with us which may materially reduce our revenues.

We depend on our key personnel, and the loss of one or more of these individuals could have a material adverse effect on our business.

     We are dependent on the efforts of:

     . Jana Ahlfinger Bell, President and Chief Executive Officer;

     . Michael Smith, Executive Vice President and Chief Financial Officer;

     . Todd Felker, Senior Vice President - Sales & Marketing;

     . Marshall Lamm, Senior Vice President - Operations;

     . Robert LaMere, Senior Vice President - Transportation Systems; and

     . J. Raymond Bilbao, Senior Vice President, General Counsel and Secretary.

     @Track maintains employment agreements with these executives expiring on June 20, 2002, which will renew automatically thereafter, subject to each such executive's right to terminate such agreements on six month's notice. In addition, we are also dependent upon a group of our employees possessing valuable technical skills who are not bound by any employment agreements.

     The loss of services of one or more of these individuals could materially and adversely affect our business and future prospects. We do not maintain key-man life insurance on any of the our officers or employees. We can provide no assurance that we will be able to attract and retain additional management and technical personnel required in connection with the growth and development of our business.

Increases in the wholesale rates for analog wireless minutes could reduce or eliminate our service margin.

     Currently, the national wireless carriers are increasingly converting their networks to support more digital subscribers versus analog subscribers resulting in degradation of analog services. As customers of the wireless carriers convert to digital services, such carriers will expend less resources to maintain their analog networks and are expected to convert the majority of the available channels from analog to digital. Currently, wireless carriers no longer allow new subscriptions for analog customers and the majority of their customer bases are digital service subscribers. In an effort to encourage existing subscribers to convert to digital services, wireless carriers continue to maintain and/or increase prices for analog services while digital rates continue to decline due to competition. With digital rates continuing to decline, our customers expect to be charged lower wireless rates for our services. However, it is probable that the rates at which we purchase analog wireless minutes for sale to our customers will not decrease but will increase. Thus, based upon our customer's expectation of lower retail rates, we will not be able to increase the retail rates we charge to our customers for analog wireless service while the wholesale rates at which we purchase the analog wireless service for provision to our customers may increase, reducing our service gross profit margin. This potential reduction in our service gross profit margin could have a material adverse effect on our business, financial condition and results of operations.

Product liability claims could have a material adverse effect on our business by creating additional costs related to the payment or settlement of these claims.

     It is possible that the operation of our products may give rise to product liability claims. Product liability claims present a risk of protracted litigation, substantial money damages, attorney's fees, costs and expenses, and diversion of management attention. Product liability claims that exceed policy limits applicable to our liability insurance or that are excluded from the policy coverage could result in a material adverse effect on our business, financial condition and results of operations.

Changes in industry-specific government regulations could require us to materially increase our expenses to pay compliance fees.

     We believe that our products and services are currently exempt from both Federal Communications Commission and state regulations. We rely on our long-distance providers and wireless providers to comply with any applicable regulatory requirements. In the event that our services were reclassified as "telecommunications services," we could be forced to expend substantial time, money and resources to comply with the applicable regulations and contribute to applicable universal services funds mandated by federal regulations. Such an event could result in a material adverse effect on our business, financial condition and results of operations due to such increase in expenses.

Our current business plan contemplates significant expansion, which we may be unable to manage.

     If we successfully implement our business strategy, we may experience periods of expansion. We can provide no assurance that we will successfully maintain and improve our operating and financial systems, expand, train and manage our employee base, properly manage production and inventory levels to meet product demand or facilitate new product introductions in connection with the expansion of our business. In general, our failure to manage the growth of our business effectively could result in a material adverse effect on the our business, financial condition and results of operations.

The price of our common stock is volatile.

     Historically, market prices for securities of emerging companies in the telecommunications industry have been highly volatile. Future announcements concerning our business, the business of our competitors or our wireless providers, including results of technological innovations, new commercial products, financial transactions, government regulations, proprietary rights or product or patent litigation, may have a significant impact on the market price of shares of our common stock. The market price of our common stock and its trading volume have been highly volatile in recent periods and our common stock is often thinly traded.

                          @TRACK COMMUNICATIONS, INC.

     General. @Track Communications, Inc., a Delaware corporation, develops and implements mobile communications solutions for long-haul truck fleets, service vehicle fleets and other mobile-asset fleets, including integrated voice, data and position location services.

     We provide mobile communications services for certain products through a wireless enhanced services network, which utilizes our patented, proprietary technology to integrate various transmission, long-distance, switching, tracking and other services provided through contracts with certain telecommunications companies and 66 cellular carriers. Our communications network covers approximately 98% of the available cellular service areas in the United States and substantially all of the available A-side coverage in Canada. "A-side coverage" refers to a type of license awarded by the Federal Communications Commission to provide cellular service in a specific area. Call processing and related functions for our network are provided through our Network Services Center. We hold 37 United States and 8 foreign patents.

     Products and Services. We classify our products and services into three major categories:

     . truck fleet mobile communications;

     . service-vehicle management; and

     . mobile asset tracking.

     During the year ended December 31, 2000, approximately 53% of our gross revenues were derived from truck fleet mobile communications, while 47% of our gross revenues were derived from the service-vehicle management category. We had virtually no revenue from the mobile asset tracking category during 2000. We have experienced a similar gross revenue structure through the first and second quarters of 2001. These products and services are discussed further below.

     Truck Fleet Mobile Communications and Service Vehicle Fleet Management. We provide long-haul trucking and service vehicle fleet customers with a communications solution that combines voice and data communications with satellite-based location technology. This product offering provides engine monitoring, scanning, mapping, dispatch management and alarm monitoring applications, which enables our customers to manage and control mobile truck fleets from central locations. In addition to hardware device and network connectivity, we also provide a national network of maintenance and repair services. Our home office in Richardson, Texas also houses over 35 customer service representatives providing technical support to our customers at all times. Our data center, located in Joplin, Missouri, integrates mobile platform data with business functions such as general ledger, accounts payable, electronic data interchange, customer service, driver management, route optimization, and fuel processing, all of which services are packaged and made available to our customers.

     Mobile Asset Tracking. We entered the mobile-asset-tracking market with the introduction of our trailer-tracking product, TrackWare(R). TrackWare combines the technologies of global positioning and control channel messaging to report locations and specific trailer events, such as tractor connection and disconnection, trailer loading and unloading and whether a trailer door is open or closed.

     Operations, Infrastructure and Employees. We use wireless data and/or voice technologies, combined with global positioning satellite technology, to support all of our current products. Our strategy is to select and use wireless networks that provide the "best fit" for each of our current products. At June 30, 2001, we had 250 employees, 200 of whom work at our headquarters in Richardson, Texas. Our employees are not represented by a collective bargaining agreement. Our principal executive offices are located at 1155 Kas Drive, Suite 100, Richardson, Texas, 75081. Our telephone number is (972) 301-2000.

     Acquisition of Minorplanet Limited and the Deployment of Vehicle Management Information Technology. The transactions contemplated by the stock purchase and exchange agreement were consummated on June 21, 2001. At the closing, Minorplanet received 62.4% of our outstanding common stock. Simultaneously, we received from Minorplanet $10,000,000 in cash, with net proceeds to us of $5,900,000, to be utilized for general working capital purposes, and all of the capital stock of Minorplanet Limited, a subsidiary of Minorplanet which holds an exclusive, 99-year and royalty-free license to use, market and sell the vehicle management information technology in the United States, Canada and Mexico. Vehicle management information technology uses the GSM wireless network. The vehicle management information technology allows our customers to collect and archive a variety of vehicle operating data, including:


     . location;

     . speed;

     . fuel economy;

     . distances traveled;

     . travel times;

     . speed limit infractions; and

     . unauthorized location visits.

     Key synergies that we anticipate from our completed transaction with Minorplanet include:

     . the expansion and enhancement of our product lines through the application of the vehicle management information technology;

     . our leveraging of Minorplanet's sales and marketing experience to small and medium-sized local and regional companies with service vehicle fleets;

     . the opportunity to leverage Minorplanet's established relationship with GE Fleet Capital services, a leading lessor and manager of service vehicle fleets, in order to offer them our products and services; and

     . our leveraging of Minorplanet's research and development resources to achieve improved functionality and features for the vehicle information management technology in the United States, Canada and Mexico.

     There can be no guarantee that any of these synergies or any other synergies resulting from Minorplanet's investment in our business will actually materialize.

     On July 2, 2001, we commercially launched our vehicle management information product which uses technology developed by Minorplanet in the Dallas/Ft. Worth, Texas greater metropolitan area.

                                DIVIDEND POLICY

     We have never declared or paid cash or other dividends on our shares of capital stock. Our board of directors currently intends to retain all earnings for use in our business. Therefore, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

                                USE OF PROCEEDS

     The selling stockholders will receive all of the proceeds from the sale of the shares of our common stock and we will not receive any proceeds from the sale of those shares.

                              SELLING STOCKHOLDERS

     The common stock covered by this prospectus was originally issued by us in offerings exempt from the registration requirements of the Securities Act. The purchasers in those offerings, or the holders who exchanged other securities for shares of our common stock, or their respective pledgees, donees, transferees or other successors in interest, who we collectively refer to in this prospectus as selling stockholders, may from time to time offer and sell any and all shares of common stock offered under this prospectus.

     The following table sets forth certain information, as of September 20, 2001, with respect to shares of common stock covered by this prospectus and other shares of common stock owned by the selling stockholders. Because the selling stockholders may offer all, some or none of the shares of common stock that are covered by this prospectus, no estimate can be made of the number of shares of common stock that will be offered by this prospectus or the number of shares of common stock that will be owned by any of the selling stockholders upon completion of the offering(s) to which this prospectus relates.


                                    Shares of Common                                                         Percent of Class
                                      Stock Owned       Shares of Common Stock    Shares of Common Stock     to be Owned After
                                      Before the           Covered by this        to be Owned After the             the
Name of Selling Stockholder            Offering              Prospectus                Offering(1)            Offering (1)
---------------------------            --------              ----------                -----------          -------------------
Mackay Shields LLC (2)                11,249,035             11,249,035                         0                          *
Minorplanet Systems PLC               30,000,000              2,700,000                27,300,000                       56.8%
LB Series Fund, Inc., High               614,022                614,022                         0                          *
 Yield Portfolio
Roy F. McMahan, Jr.                        2,303                  2,303                         0                          *
TD Securities, Inc.                      383,764                383,764                         0                          *
Lutheran Brotherhood High Yield          307,011                307,011                         0                          *
 Fund
Lloyd I. Miller, III                      37,610                 37,610                         0                          *

-----------------

*Less than 1%.

1. Assumes the sale of all shares of common stock registered hereunder, although the selling stockholders are under no obligation known to us to sell any shares of common stock.

2. Represents shares of common stock beneficially owned by institutional investors for which Mackay Shields LLC is an investment adviser. Mackay Shields has sole voting and dispositive power with respect to these shares.

                          DESCRIPTION OF CAPITAL STOCK

     @Track's authorized capital stock consists of (i) 100,000,000 shares of common stock, par value $0.01 per share, and (ii) 20,000 shares of preferred stock, par value $0.01 per share, of which one (1) share has been designated as Series E Preferred Stock. As of September 20, 2001, 48,055,854 shares of common stock and one (1) share of Series E Preferred Stock were outstanding. The following description of certain terms of our capital stock does not purport to be complete and is qualified in its entirety by reference to our restated certificate of incorporation, our second amended and restated bylaws, the stock purchase and exchange agreement dated February 14, 2001, and the registration rights agreement related thereto, a copy of which is filed as a exhibit to the registration statement that contains this prospectus.

     Common Stock. The holders of our common stock are entitled to all of the rights and privileges of holders of shares of common stock under the Delaware General Corporation Law. Subject to the preferences applicable to shares of our preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of the liquidation, dissolution or winding up of @Track, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of holders of shares of our preferred stock. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

     Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to the vote of stockholders, including the election of directors. Cumulative voting for the election of directors is prohibited by our certificate of incorporation and bylaws.

     Preferred Stock. Our board of directors may at any time divide and establish any or all of our unissued and unallocated shares of preferred stock into one or more series and fix and determine the designation of each such series, the number of shares which shall constitute such series, and certain powers, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions and voting rights of the shares of each series so established.

     Series E Preferred Stock. On June 11, 2001, we filed a certificate of designation with the Delaware Secretary of State that designed an authorized share of our preferred stock as one share of Series E Preferred Stock with a liquidation preference of ($1,000). We granted and issued the share of Series E Preferred Stock to Jana Ahlfinger Bell, our President and Chief Executive Officer, as a bonus for services performed for our benefit. In respect of rights to payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of @Track, the Series E Preferred Stock will rank senior to our common stock and to any other class or series of our capital stock, unless the terms of such capital stock provide otherwise. Except as provided under Delaware law, the Series E Preferred Stock does not have any voting or preemptive rights.

     The holder of the share of Series E Preferred Stock is entitled to receive, when, as and if declared by our board of directors, cash dividends equal to seven percent (7%) per annum of the $1,000 per share liquidation preference of the Series E Preferred Stock. Such dividends will accrue and be cumulative from the date the share of Series E Preferred Stock was originally issued and are payable annually in arrears not later than January 31 of each year beginning in 2002. Shares of Series E Preferred Stock are redeemable at our option at any time following the third anniversary of the date of issuance thereof upon the payment by us to the holder of the share of Series E Preferred Stock of a cash payment equal to the sum of (i) $1,000 and (ii) all accrued and unpaid dividends payable in respect of the share of Series E Preferred Stock as of the date of such redemption.

     Registration Rights Agreement. The holders of our common stock that acquired their shares pursuant to the stock purchase and exchange agreement or the exchange offer we completed on June 21, 2001 are entitled to certain registration rights pursuant to a registration rights agreement we also entered into with these stockholders. Pursuant to the registration rights agreement, all of the shares of our common stock acquired pursuant to the stock purchase and exchange agreement or the exchange offer by stockholders other than Minorplanet, and nine percent (9%) of the shares acquired by Minorplanet, are being registered for resale under the registration statement that contains this prospectus. On up to three separate occasions, but no more than twice in any twelve-month period, the holders of at least ten percent (10%) of our shares so registered will be entitled to request that we undertake an underwritten offering of such shares if the proposed offering has anticipated aggregate proceeds in excess of $10,000,000 at the time of the request. We are required to keep the registration statement effective until any holders entitled to sell shares of our common stock under it are otherwise entitled to sell such shares without restriction pursuant to Rule 144 under the Securities Act.

     In addition to the registration rights described above, pursuant to the registration rights agreement the holders of at least fifteen percent (15%) of the then outstanding common stock issued pursuant to the stock purchase and exchange agreement and exchange offer will be entitled to require us, on up to five separate occasions, but no more than twice in any twelve-month period, to register shares of our common stock for resale if the proposed offering has anticipated aggregate proceeds in excess of $10,000,000 at the time the registration request is made. Also, subject to certain limitations, all of these stockholders that are deemed to be parties to the registration rights agreement are generally entitled to include such shares in any transaction in which we sell our common stock to the public.

     The foregoing registration rights are subject to limitations as to amount by the underwriters of any offering and to black-out periods in which our management may delay an offering for a limited period of time.

     Lock-up Restrictions. Under the terms of the stock purchase and exchange agreement and a lockup agreement executed by the exchanging noteholders in connection with the June 21, 2001 exchange offer, all of the selling stockholders (except for Minorplanet) have agreed to certain contractual lock-up restrictions regarding the resale of the shares they acquired in the exchange offer. These selling stockholders will not be permitted to sell any of the shares they acquired in the exchange offer until December 18, 2001. For the period from December 18, 2001 until March 17, 2002, such stockholders will be entitled to sell up to 25% of their respective holdings. For the period from March 18, 2002 until June 15, 2002, such stockholders will be able to sell an additional 25% of their respective holdings, up to a maximum of 50%. On June 16, 2002, such stockholders will be free to resell all of their shares subject to applicable securities laws.

     Additional Rights of Minorplanet. Minorplanet has additional rights to control our corporate actions beyond those rights it has by virtue of being a majority stockholder. These rights are contained in Article VI of the stock purchase and exchange agreement and Article XI of our bylaws.

     As long as Minorplanet owns capital stock of @Track entitled to cast five percent (5%) of the votes in the election of our directors:

     . Minorplanet will have the right to maintain proportionate representation on our board of directors and its committees (and in any event, to designate at least two members of the board of directors and one member of any committee of the board of directors). Given Minorplanet's current ownership, it has the right to elect a majority of the board of directors, although at present two directors designated by Minorplanet have been elected to the seven member board of directors.

     . Neither we nor any of our subsidiaries may cause or permit any of the following events to occur without the affirmative vote of all of those directors designated by Minorplanet pursuant to the stock purchase and exchange agreement:

       . any capital expenditure by @Track that is not contemplated in any current annual budget which exceeds $200,000;

       . the hiring or firing of any @Track officer or senior executive reporting to the chief executive officer who has an annual salary of $130,000 or more, or entering into employment agreements with these individuals or amendments to existing agreements;

       . the direct or indirect redemption, purchase or making of any payments with respect to stock appreciation rights and similar types of stock plans;

       . the sale, lease or transfer of any assets of @Track representing 5% or more of @Track's consolidated assets, or the merger, consolidation, recapitalization, reclassification or other changes to the capital stock of @Track;

       . except as required under law, the taking or instituting of bankruptcy or similar proceedings;

       . the issuance, purchase, acquisition or redemption of any capital stock or any notes or debt convertible into equity;

       . the acquisition of another entity;

       . the entering into any agreement or contract the fair market value of which exceeds $200,000;

       . the amendment of @Track's certificate of incorporation or bylaws that would adversely affect holders of our common stock or Minorplanet's rights under the stock purchase and exchange agreement;

       . the exiting of, or entering into a different line of business;

       . the incurrence of any indebtedness or liability or the making of any loan except in the ordinary course of business;

       . the placing of any lien on @Track's assets or properties, or

       . the adoption or implementation of any anti-takeover provision that would adversely affect Minorplanet.

                              PLAN OF DISTRIBUTION

     This prospectus may be used in connection with resales or redistributions of common stock by a selling stockholder. Such a resale or redistribution may be effectuated directly or indirectly through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or best efforts basis, on the Nasdaq SmallCap Market, in the over-the-counter market, on any other securities exchange on which shares of common stock are listed or traded, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Resale or redistribution also may be effected through:

     . a block trade, which may involve cross trades, in which the broker or dealer engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker or dealer as principal and resale by such broker or dealer for its own account;

     . exchange distributions and/or secondary distributions in accordance with the rules of the Nasdaq SmallCap Market;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     . an offering at other than a fixed price on or through the facilities of the Nasdaq SmallCap Market or to or through a market maker other than on the Nasdaq SmallCap Market;

     . pledges to lenders as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure thereunder;

     . a combination of any such methods of sale; or

     . any other legally available means.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. In connection with resales or redistributions of @Track common stock or otherwise, a selling stockholder may enter into hedging transactions with brokers, dealers or other financial institutions. In connection with these transactions, brokers, dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders.
A selling stockholder may also enter into options or other transactions with brokers, dealers or other financial institutions which require delivery to that broker, dealer or financial institution of common stock which common stock may be resold by such broker, dealer or financial institution pursuant to this prospectus.

     In effecting sales, brokers, dealers or financial institutions engaged by a selling stockholder may arrange for other brokers, dealers or financial institutions to participate. Any public offering price and any discount or concession allowed or reallowed or paid to underwriters or dealers may be changed from time to time. The broker-dealers participating in these resales or redistributions may be deemed "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares of common stock and any commissions received by these broker-dealers may be regarded as underwriting commissions under the Securities Act. The shares of common stock may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

     The sale of our common stock is subject to compliance by the selling stockholders with certain contractual restrictions, including certain restrictions contained in the aforementioned registration rights agreement. Pursuant to the registration rights agreement, we will pay all expenses in connection with the registration of our common stock. The selling stockholders will pay any brokerage or underwriting commissions and taxes of any kind, including, without limitation, transfer taxes.

     In connection with resales and redistributions, the following information will, to the extent then required, be provided in the applicable prospectus supplement:

     . the number of shares to be sold;

     . the purchase price;

     . the public offering price, if applicable;

     . the name of any underwriter, agent or broker-dealer; and

     . any applicable commissions, discounts or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular sale or distribution.

     We have agreed with the selling stockholders to customary indemnification obligations with respect to the sale of our common stock by use of this prospectus.

                        SEC POSITION ON INDEMNIFICATION

       Under our certificate of incorporation, our directors and officers are indemnified against certain causes of action. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              RECENT DEVELOPMENTS

     In the first quarter of 2001, K-TEC, the manufacturer of certain of our products, sent us a letter alleging that we were in breach of our manufacturing contract with K-TEC. In its letter, K-TEC alleged that it was carrying excess and obsolete inventory that we had indicated would be necessary to meet our anticipated manufacturing requirements. We reviewed the claims in this letter and believe that we have valid defenses to K-TEC's allegations.

     Since March 2001, K-TEC took a number of actions in connection with these events, including:

     . making a written demand for payment of over $4 million for inventory carrying expenses;

     . refusing to ship our products unless we prepay for such products and pay amounts that K-TEC claims it is owed for carrying excess inventory;

     . refusing to manufacture our products;

     . refusing to process any of our product returns; and

     . refusing to return our test equipment and prototypes so that we could find a new manufacturer for our products.

     On May 18, 2001, we filed a complaint against K-TEC seeking recovery for breach of contract and other damages. On June 21, 2001, K-TEC filed a complaint against us seeking recovery for breach of contract and other damages. We have reached a tentative settlement with K-TEC which we expect to be finalized by the end of September, 2001. As a result of this tentative settlement agreement, we recorded a provision of $2.1 million at June 30, 2001, as our estimate of the cost to be incurred to resolve this matter.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the Commission at:

            Room 1204, Judiciary Plaza         Citicorp Center
            450 Fifth Street, N.W.             500 West Madison Street
            Washington, D.C.  20549            Chicago, IL  60661

     Please call the Commission at 1-800-SEC-0330 for further information about the public reference facilities. This material may also be obtained from the Commission's worldwide web site at http://www.sec.gov. The address of the Commission's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. Our outstanding common stock is listed on the Nasdaq SmallCap Market under the symbol "ATRK."

     We have filed a registration statement, of which this prospectus is a part, covering the common stock offered hereby. As allowed by Commission rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

            INCORPORATION OF INFORMATION WE FILE WITH THE COMMISSION

     The Commission allows us to "incorporate by reference" certain information we file with them into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed the documents listed below with the Commission (File No. 000-26140) under the Exchange Act, and these documents are incorporated herein by reference:

     . Our Annual Report on Form 10-K/A for the year ended December 31, 2000, filed with the Commission on May 11, 2001;

     . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Commission on May 11, 2001;

     . Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the Commission on August 14, 2001;

     . Our Current Report on Form 8-K, filed with the Commission on January 16,
       2001;

     . Our Current Report on Form 8-K, filed with the Commission on June 8,
       2001; and

     . Our Current Report on Form 8-K, filed with the Commission on June 29,
       2001.

     Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of those documents.

     Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

     You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents which are not specifically incorporated by reference herein) without charge upon written or oral request to Ray Bilbao, @Track Communications, Inc., 1155 Kas Drive, Richardson, Texas 75081.

                                 LEGAL MATTERS

     The validity of the securities offered hereby is being passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas.

                                    EXPERTS

     The financial statements for the years ended December 31, 1999, and December 31, 2000, respectively, which have been incorporated by reference from the Annual Report on Form 10-K/A of @Track for the year ended December 31, 2000, have been audited by Arthur Andersen LLP, independent auditors, as stated in their reports, and have been incorporated in reliance upon the reports of such firm upon their authority as experts in accounting and auditing. The financial statements for the year ended December 31, 1998, which have been incorporated by reference from the Annual Report on Form 10-K/A of @Track for the year ended December 31, 2000, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports, and have been incorporated in reliance upon the reports of such firm upon their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The fees and expenses to be paid by us in connection with the distribution of the securities being registered hereby are estimated as follows:

           Registration fee........................     $ 4,397
           Legal fees and expenses.................     $30,000
           Accounting fees and expenses............     $ 5,000
           Printing................................     $ 2,000
           Miscellaneous...........................     $   500
                                                        -------
             Total.................................     $41,897
                                                        =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, provided such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, if he or she had no reason to believe such conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     The Delaware General Corporation Law also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer against any liability asserted against such person and incurred by him or her in such capacity or arising out of his or her status as such, whether or not the corporation has the power to indemnify such person against that liability under Section 145 of the Delaware General Corporation Law.

     Article VIII of @Track's Certificate of Incorporation and Article VIII of @Track's Bylaws provide for indemnification of directors and officers and for the purchase of insurance for their benefit.

     Article VIII of the Certificate of Incorporation provides that @Track shall indemnify any person who was or is a party, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding and any inquiry or investigation that could lead to such an action, suit or proceeding (whether or not by or in the right of @Track), by reason of the fact that he or she is or was a director, officer, employee, or agent of @Track, or is or was serving at the request of @Track as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functions of another corporation, partnership, joint venture, sole proprietorship, trust, non-profit entity, employee benefit plan or other enterprise, against all judgments, penalties (including excise and similar taxes), fines, settlements and expenses (including attorneys' fees and court costs) actually and reasonably incurred by him or her in connection with such action, suit or proceeding to the fullest extent permitted by any applicable law, and such indemnity shall inure to the benefit of the heirs, executors and administrators of any such person so indemnified.

     The right to indemnification under Article VIII of the Certificate of Incorporation is a contract right which includes, with respect to directors and officers, the right to be paid by @Track the expenses incurred in defending any such proceeding in advance of the disposition; provided, however, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to @Track of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under Article VIII of the Certificate of Incorporation or otherwise. @Track may, by action of the Board of Directors, pay such expenses incurred by employees and agents of @Track upon such terms as the Board of Directors deem appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to, Article VIII of the Certificate of Incorporation shall not be deemed exclusive of any other right to which those seeking indemnification may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

     Article VIII of the Certificate of Incorporation provides that to the fullest extent permitted by the DGCL a director of @Track shall not be liable to @Track or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Article VIII, Section 8.1 of the Bylaws provides that @Track shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of @Track), by reason of the fact that he or she is or was a director, officer, employee or agent of @Track, or is or was serving at the request of @Track as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of @Track and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Article VIII, Section 8.2 of the Bylaws also provides that @Track shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of @Track to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of @Track, or is or was serving at the request of @Track as a director, officer, employee, agent of another corporation, partnership, joint venture or trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of @Track, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to @Track unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

ITEM 16.  EXHIBITS.

   4.1   Restated Certificate of Incorporation of @Track (previously filed as
         Exhibit 3.1 to @Track's Current Report on Form 8-K filed with the Commission on June 29, 2001 and incorporated herein by reference).

   4.2   Second Amended and Restated Bylaws of @Track (previously filed as
         Exhibit 3.2 to @Track's Current Report on Form 8-K filed with the Commission on June 29, 2001 and incorporated herein by reference).

   4.3 Specimen of certificate representing Common Stock, par value $0.01 per share, of @Track (previously filed as Exhibit 4.1 to @Track's Registration Statement on Form S-1 (No. 33-91456), effective June 22, 1995, and incorporated herein by reference).

   4.4 Indenture dated September 23, 1997 by and among @Track, HighwayMaster Corporation and Texas Commerce Bank, National Association (previously filed as Exhibit 4.5 to the Company's Form S-4 (No. 333-38361), and incorporated herein by reference).

   4.5 First Supplemental Indenture dated June 20, 2001, by and between @Track and The Chase Manhattan Bank, National Association, Trustee, to the Indenture dated September 23, 1997 (previously filed as Exhibit 4.1 to @Track's Form 8-K filed with the Commission on June 29, 2001, and incorporated herein by reference).

   5.1 Opinion of Locke Liddell & Sapp LLP regarding the validity of shares (previously filed as Exhibit 5.1 to the Company's Form S-3 (No. 333-71340), and incorporated herein by reference).

 *10.1 Registration Rights Agreement, dated as of June 21, 2001, by and between @Track, Minorplanet Systems PLC and certain stockholders referred to therein.

 *23.1   Consent of Arthur Andersen LLP.

 *23.2   Consent of PricewaterhouseCoopers LLP.

 *23.3   Consent of Locke Liddell & Sapp LLP (included in Exhibit 5.1).
-------------
*  Filed herewith.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richardson, Texas, on October 15, 2001.

                                @TRACK COMMUNICATIONS, INC.

                                By:    /s/ W. Michael Smith
                                       -----------------------
                                       W. Michael Smith
                                       Executive Vice President, Chief Financial
                                       Officer and Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.


             Signatures                     Title                               Date
             ----------                     -----                               ----
*                                      Director                             October 15, 2001
------------------------------------
Stephen L. Greaves

*                                      Director                             October 15, 2001
------------------------------------
Gerry C. Quinn

*                                      Director                             October 15, 2001
------------------------------------
John T. Stupka

*                                      Director                             October 15, 2001
------------------------------------
Dr. William P. Osborne

*                                      Director                             October 15, 2001
------------------------------------
Andrew Tillman

*                                      Director                             October 15, 2001
------------------------------------
Robert J. Kelly

*                                      President, Chief Executive           October 15, 2001
------------------------------------   Officer and Director
Jana Ahlfinger Bell

/s/ W. Michael Smith                   Executive Vice President,            October 15, 2001
------------------------------------   Chief Financial Officer and
W. Michael Smith                       Treasurer
                                       (Principal Financial Officer)

*                                      Vice President and Controller        October 15, 2001
------------------------------------   (Principal Accounting Officer)
Stephen P. Tacke


-------------
* Signed by W. Michael Smith, Attorney in Fact

                                 EXHIBIT INDEX

   4.1   Restated Certificate of Incorporation of @Track (previously filed as
         Exhibit 3.1 to @Track's Current Report on Form 8-K filed with the Commission on June 29, 2001 and incorporated herein by reference).

   4.2   Second Amended and Restated Bylaws of @Track (previously filed as
         Exhibit 3.2 to @Track's Current Report on Form 8-K filed with the Commission on June 29, 2001 and incorporated herein by reference).

   4.3 Specimen of certificate representing Common Stock, par value $0.01 per share, of @Track (previously filed as Exhibit 4.1 to @Track's Registration Statement on Form S-1 (No. 33-91456), effective June 22, 1995, and incorporated herein by reference).

   4.4 Indenture dated September 23, 1997 by and among @Track, HighwayMaster Corporation and Texas Commerce Bank, National Association (previously filed as Exhibit 4.5 to the Company's Form S-4 (No. 333-38361), and incorporated herein by reference).

   4.5 First Supplemental Indenture dated June 20, 2001, by and between @Track and The Chase Manhattan Bank, National Association, Trustee, to the Indenture dated September 23, 1997 (previously filed as Exhibit 4.1 to @Track's Form 8-K filed with the Commission on June 29, 2001, and incorporated herein by reference).

   5.1 Opinion of Locke Liddell & Sapp LLP regarding the validity of shares (previously filed as Exhibit 5.1 to the Company's Form S-3 (No. 333-71340), and incorporated herein by reference).

 *10.1 Registration Rights Agreement, dated as of June 21, 2001, by and between @Track, Minorplanet Systems PLC and certain stockholders referred to therein.

 *23.1   Consent of Arthur Andersen LLP.

 *23.2   Consent of PricewaterhouseCoopers LLP.

 *23.3   Consent of Locke Liddell & Sapp LLP (included in Exhibit 5.1).
---------------
*  Filed herewith.